Exhibit 10.10.2

Summary Sheet for Executive Officer Compensation

Base Salary

In December 2008, the Compensation Committee of the Board of Directors made determinations with respect to the salaries to be paid to executive officers in 2009 and the bonuses and stock options to be awarded to the executive officers for services in 2008 as follows:

Name	2009 Annual Base Salary	2008 Annual Bonus	Stock Options Awarded
Mark S. Gorder, President and Chief Executive Officer	$350,000	$—	20,000
Scott Longval, Chief Financial Officer and Treasurer	$165,000	$—	10,000
Steven M. Binnix, Vice President and General Manager of RTIE	$175,000	$—	5,000
Christopher D. Conger, Vice President, Research and Development	$185,000	$—	10,000
Michael P. Geraci, Vice President, Sales and Marketing	$200,000	$—	10,000
Dennis L. Gonsior, Vice President, Global Operations	$185,000	$—	10,000
Greg Gruenhagen Vice President of Corporate Quality	$125,000	$—	10,000

The exercise price of the stock options is equal to $4.69 per share, the closing price of the common stock of the Company on the date of the Compensation Committee meeting. The options will vest in three equal, annual installments beginning one year after the date of grant, except that they will become immediately exercisable upon a “change in control” as defined in the 2006 Equity Incentive Plan or upon the death or disability of the recipient, and will expire ten years after the date of grant, unless terminated earlier by the terms of the option.

2009 Incentive Plan

In February 2009, the Compensation Committee adopted the Annual Incentive Plan for Executives and Key Employees for Fiscal Year 2009 (the “2009 Incentive Plan”) . Pursuant to the 2009 Incentive Plan, executive officers and selected key employees of IntriCon are eligible to receive incentive compensation based on (i) IntriCon exceeding certain net income targets for 2009 and (ii) achievement of designated strategic objectives. A participant will receive incentive compensation only if both the minimum net income target and some or all of the strategic objectives are achieved.

Based on IntriCon achieving 100% of targeted net income for 2009, Mr. Gorder would be eligible to receive incentive compensation equal to 50% of his 2009 salary and each of the other Named Officers would be eligible to receive incentive compensation equal to 40% of their 2009 salary. In the event that IntriCon achieves 80% of targeted net income for 2009, Mr. Gorder would be eligible to receive incentive compensation equal to 25% of his 2009 salary and each of the other executive officers would be eligible to receive incentive compensation equal to 20% of their 2009 salary. In the event that IntriCon achieves 150% of targeted net income for 2009, Mr. Gorder would be eligible to receive incentive compensation equal to 75% of his 2009 salary and each of the other executive officers would be eligible to receive incentive compensation equal to 60% of their 2009 salary. Between these points, the amount of the incentive compensation available will increase or decrease proportionately based upon IntriCon achieving more or less than targeted net income; however, no incentive compensation will be paid if IntriCon achieves less than 80% of targeted net income and the maximum incentive compensation payable is capped at IntriCon achieving 150% of target net income. IntriCon will establish weighted strategic objectives for the executives and, in all cases, the amount of incentive compensation paid will depend on the extent to which strategic objectives are satisfied.

Plans and Other Arrangements

The executive officers are also eligible to participate in the Company’s broad-based benefit programs generally available to its salaried employees, including health, disability and life insurance programs, and qualified 401(k) plan. Under the Non-Employee Director and Executive Officer Stock Purchase Program, executive officers may purchase common stock directly from the Corporation at the last reported sale price on the date that the election to purchase is made.